CUSIP No. 861837102                    13G                    Page 1 of 10 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No._)*


                              STONEPATH GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    861837102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 9, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861837102                    13G                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,500,000 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
      * Based on 43,777,151 shares of common stock, par value $0.001 per share (the "Shares") of Stonepath Group, Inc., a Delaware corporation (the "Company") outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of February 9, 2007, Laurus Master Fund, Ltd., a Cayman Islands entity (the "Fund") held (i) a warrant (the "Warrant") to acquire a total of 2,500,000 Shares, at an exercise price of $1.13 per Share for the first 900,000 Shares, $1.41 per Share for the next 700,000 Shares, $4.70 per Share for the next 450,000 Shares, and $7.52 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; and
(ii) 3,500,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrant may be waived by the Fund upon at least 75 days prior notice to the Company. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 861837102                    13G                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,500,000 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

----------
      * Based on 43,777,151 shares of common stock, par value $0.001 per share (the "Shares") of Stonepath Group, Inc., a Delaware corporation (the "Company") outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of February 9, 2007, Laurus Master Fund, Ltd., a Cayman Islands entity (the "Fund") held (i) a warrant (the "Warrant") to acquire a total of 2,500,000 Shares, at an exercise price of $1.13 per Share for the first 900,000 Shares, $1.41 per Share for the next 700,000 Shares, $4.70 per Share for the next 450,000 Shares, and $7.52 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; and
(ii) 3,500,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrant may be waived by the Fund upon at least 75 days prior notice to the Company. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 861837102                    13G                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,500,000 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * Based on 43,777,151 shares of common stock, par value $0.001 per share (the "Shares") of Stonepath Group, Inc., a Delaware corporation (the "Company") outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of February 9, 2007, Laurus Master Fund, Ltd., a Cayman Islands entity (the "Fund") held (i) a warrant (the "Warrant") to acquire a total of 2,500,000 Shares, at an exercise price of $1.13 per Share for the first 900,000 Shares, $1.41 per Share for the next 700,000 Shares, $4.70 per Share for the next 450,000 Shares, and $7.52 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; and
(ii) 3,500,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrant may be waived by the Fund upon at least 75 days prior notice to the Company. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 861837102                    13G                    Page 5 of 10 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,500,000 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000 shares of Common Stock.*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * Based on 43,777,151 shares of common stock, par value $0.001 per share (the "Shares") of Stonepath Group, Inc., a Delaware corporation (the "Company") outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of February 9, 2007, Laurus Master Fund, Ltd., a Cayman Islands entity (the "Fund") held (i) a warrant (the "Warrant") to acquire a total of 2,500,000 Shares, at an exercise price of $1.13 per Share for the first 900,000 Shares, $1.41 per Share for the next 700,000 Shares, $4.70 per Share for the next 450,000 Shares, and $7.52 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; and
(ii) 3,500,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrant may be waived by the Fund upon at least 75 days prior notice to the Company. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 861837102                    13G                    Page 6 of 10 Pages


Item 1(a). Name of Issuer: Stonepath Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           2200 Alaskan Way, Suite 200, Seattle, WA 98121

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b). Address of  Principal  Business  Office or if none,  Residence:  c/o
           Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number: 861837102

Item 3. Not Applicable

Item 4. Ownership:

      (a) Amount Beneficially Owned: 3,500,000 shares of Common Stock*

      (b) Percent of Class: 8.0%*

CUSIP No. 861837102                    13G                    Page 7 of 10 Pages


      (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 0

            (ii) shared power to vote or to direct the vote: 3,500,000 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0

            (iv)  shared power to dispose or to direct the disposition of:
                  3,500,000 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification  and  Classification  of Subsidiary  Which  Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
      * Based on 43,777,151 shares of common stock, par value $0.001 per share (the "Shares") of Stonepath Group, Inc., a Delaware corporation (the "Company") outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of February 9, 2007, Laurus Master Fund, Ltd., a Cayman Islands entity (the "Fund") held (i) a warrant (the "Warrant") to acquire a total of 2,500,000 Shares, at an exercise price of $1.13 per Share for the first 900,000 Shares, $1.41 per Share for the next 700,000 Shares, $4.70 per Share for the next 450,000 Shares, and $7.52 per Share for the remainder of the Shares acquired thereunder, subject to certain adjustments; and
(ii) 3,500,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrant may be waived by the Fund upon at least 75 days prior notice to the Company. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 861837102                    13G                    Page 8 of 10 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 16, 2007

                                                LAURUS MASTER FUND, LTD.



                                                By: /s/ Eugene Grin
                                                    -----------------
                                                    Name: Eugene Grin
                                                    Title: Director

CUSIP No. 861837102                    13G                    Page 9 of 10 Pages


Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ Eugene Grin
-------------------------------------
    Eugene Grin
    Principal
    February 16, 2007


/s/ David Grin
-------------------------------------
    David Grin, on his individual behalf
    February 16, 2007


/s/ Eugene Grin
-------------------------------------
    Eugene Grin, on his individual behalf
    February 16, 2007

CUSIP No. 861837102                    13G                   Page 10 of 10 Pages


                                   APPENDIX A


A.    Name:                         Laurus Capital Management, LLC, a
                                    Delaware limited liability company
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022
      Place of Organization:        Delaware


B.    Name:                         Eugene Grin
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  United States


C.    Name:                         David Grin
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  Israel